Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

October 1, 2013

Via EDGAR and United Parcel Service

Joel Parker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	First China Pharmaceutical Group, Inc.
Item 4.01 Form 8-K
Filed September 13, 2013
File No. 000-54076

Dear Mr. Parker:

     On behalf of First China Pharmaceutical Group, Inc. (the “Company”), we are responding to the comments in the letter from the Staff dated September 24, 2013 relating to the Company’s Current Report on Form 8-K filed on September 13, 2013 (the “Initial Report”). We are including a courtesy marked copy of the Company’s Amendment No. 1 to the Current Report on Form 8-K (the “Amended Report”) indicating the changes made thereon from the Initial Report filed with the Commission.

     The responses below have been numbered to correspond with the comments in your September 24, 2013 letter.

Item 4.01

1.

Please amend the fourth paragraph to state that there were no disagreements for the nine months ended December 31, 2011 and the year ended December 21, 2012 and during the period from January 1, 2013 through September 3, 2013, the date of resignation.

Company Response 1:

The Company respectfully informs the Staff that the requested language has been added in the Amended Report.

2.	Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Securities and Exchange Commission
Division of Corporate Finance
October 1, 2013

Company Response 2:

The Company respectfully informs the Staff that the requested exhibit has been added in the Amended Report.

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated September 24, 2013. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s management. If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark C. Lee

Mark C. Lee
Shareholder
Encl.

Securities and Exchange Commission
Division of Corporate Finance
October 1, 2013

ACKNOWLEDGEMENT

In connection with First China Pharmaceutical Group, Inc.’s (the “Company”) letter dated October 1, 2013 addressed to the Securities Exchange Commission, we acknowledge the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FIRST CHINA PHARMACEUTICAL GROUP, INC.

/s/ Zhen Jiang Wang
_____________________________
Zhen Jiang Wang, Chief Executive Officer